Exhibit 99.1

PRESS RELEASE

AerCap Announces Increase and Amendment
to $1.1 Billion Revolving Debt Facility

Amsterdam, The Netherlands; May 13, 2013 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has completed an amendment and upsize of its revolving warehouse facility.

The non-recourse facility, which was originally put in place in 2006, has been amended to increase the transaction size to $1.1 billion and to allow for an additional two year revolving period with a three year term-out period, extending the transaction to June 2018. A mechanism to increase the size of the facility post-closing has also been included.

Credit Suisse AG acted as Lead Arranger and Structuring Agent on the Transaction. The facility, which currently finances 25 narrowbody aircraft, continues to allow for the acquisition of a range of aircraft types, and provides AerCap committed financing and significant flexibility to purchase aircraft.

In addition to Credit Suisse AG, this transaction includes several new and significant lenders for AerCap, including Bank of America Merrill Lynch and RBC Capital Markets who acted as Joint Lead Arrangers. Nomura and Citi acted as Documentation Agents, with the syndicate also including Scotiabank, BNP Paribas, ING Bank and Everbank Commercial Finance.

Paul Rofe, Group Treasurer of AerCap said: “We are delighted to close this significant upsize and extension to the facility.  The fact that so many lenders renewed, and new lenders joined, is an endorsement of AerCap’s business model and capabilities.  The extension to this facility will be key in helping AerCap execute our strategic objectives going forward.”

The total amount of financing transactions completed in 2013 by AerCap is now $1.2 billion.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap has $10 billion of assets and a fleet of 341 aircraft. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.

Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com